Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

December 16, 2022

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	STANDARD LITHIUM LTD.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA8536061010
	CUSIP:	853606101
2	Date Fixed for the Meeting:	March 3, 2023
3	Record Date for Notice:	January 12, 2023
4	Record Date for Voting:	January 12, 2023
5	Beneficial Ownership Determination Date:	January 12, 2023
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON
8	Business to be conducted at the meeting:	Annual General and Special
9	Notice-and-Access: Registered Shareholders:	YES
	Beneficial Holders: Stratification Level:	YES Not Applicable
10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,

TSX Trust Company

"   Zabrina Evangelista   "

Relationship Manager

zabrina.evangelista@tmx.com

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